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                                                             EXHIBIT 4.(a)(xxii)

                              SETTLEMENT AGREEMENT

This Settlement Agreement is entered into on this 1st day of November 2001 between:

1. Madge Networks N.V. a Dutch company with offices at Wexham Springs, Framewood Road, Wexham, Slough SL3 6PJ for and on behalf of all its wholly owned subsidiary companies ("Madge"); and

2. Celestica Ireland Limited, an Irish company, with offices at Balheary Industrial Estate, Swords, Co. Dublin, Ireland ("Celestica").

RECITALS

A. By an agreement dated 23rd February 1998 (as amended per the other agreements listed below), Madge agreed to procure certain electronic manufacturing services from Celestica Ireland BV ("Celestica BV").

B. The agreement referred to in A above has been subsequently amended by the following agreements:-

1. Letter Agreement dated 16th March 1998 made between Madge Networks NV and Celestica BV.

2. Assignment Agreement dated 17th June 1998 made between Madge Networks NV, Celestica BV and Celestica. This agreement was assigned from Celestica BV to Celestica.

3. Addendum to Madge/Celestica Contracts dated 21st December 1999 made between Madge Networks NV and Celestica.

4. Amendment to the Assignment agreement dated 20th October, 2000 made between Madge Networks NV, Celestica BV and Celestica.

5. Interim Addendum No. 2 to the Manufacturing and Supply Agreement dated 23rd February 2001 made between Madge Networks NV and Celestica.

Together all these agreements are called the "Manufacturing Agreement".

C. This agreement sets out the basis upon which the parties have agreed to terminate the Manufacturing Agreement and the actions that the respective parties shall undertake to facilitate that termination.

D. The parties have agreed an exit plan setting out the type and volume of products which will be made by Celestica for Madge. This is attached at Schedule A to this Agreement (the "Exit Plan").

E. The parties have agreed to a number of minimum payments that Madge will make to Celestica, subject to the exceptions set out in this Agreement. These payments are set out in Schedule B as attached to this Agreement (the "Payment Plan"). The Payment Plan refers to the purchase by Madge from Celestica of certain products to be produced by Celestica under the Exit Plan and of Components (as defined below) and of payment of existing debt owed from Madge to Celestica.




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F.    Based upon the information available to the parties at the Effective Date the parties believe that the Payment Plan will mean that by March 31, 2002 Madge will have purchased all Components (as defined below) from Celestica.

IN consideration of the mutual obligations contained herein, the parties agree as follows:-

1.    DEFINITIONS AND INTERPRETATIONS

1.1 In this agreement the words and expressions set out below shall have the meaning set out opposite unless the context otherwise requires:

      "AGREEMENT" means this agreement and any schedules or appendices to this agreement;

      "EFFECTIVE DATE" means 1st November, 2001;

1.2 References in this Agreement to the singular shall include the plural and vice versa.

1.3 Headings in this Agreement are for convenience only and shall not affect its interpretation.

2.    TERMINATION OF MANUFACTURING AGREEMENTS

2.1 Once the obligations set out in this Agreement have been completed, the parties agree that (save for the items listed in 2.3 below) all provisions of the Manufacturing Agreement and all rights or causes of action of any kind howsoever arising between the parties (or their affiliates or associated companies) from the Manufacturing Agreement shall be cancelled and be of no further effect whatsoever. For the avoidance of doubt, the termination of all rights, obligations and claims set out above shall include the provisions of the Interim Addendum (No.2) to the Manufacturing Agreement dated 23rd February 2001 and made between Madge, Celestica and Celestica BV.

2.2 Madge acknowledges that the sum of US$700,000 (seven hundred thousand dollars) has been deducted from the sums due from Madge to Celestica as part of the Payment Plan. Madge acknowledges that Celestica agreed to do this to compensate Madge for the extra recovery rate that Madge considers it has paid on products delivered by Celestica since February 22, 2001 and additional expenses incurred by Madge in moving from Celestica. Accordingly Madge hereby agrees, that in consideration of this, that it will not bring any claim in respect of any alleged overpayment of the recovery rate by Madge.

2.3 The following matters shall survive the termination of the Manufacturing Agreement:-

      2.3.1 Celestica will continue to honour its warranty obligations under the Manufacturing Agreement, to repair or replace manufactured products that prove defective and to reimburse Madge for its costs of having any warranty repairs carried out on the products supplied (already or in the future) by Celestica;

      2.3.2 The confidentiality provisions will survive;

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      2.3.3 Any Components supplied by Celestica (as defined below) that are defective will be Celestica's responsibility and Celestica will liase with the relevant component supplier regarding any warranty Celestica has with them. For the avoidance of doubt this does not apply to any Components damaged once Madge has taken delivery of them; and

      2.3.4 Provisions in the Manufacturing Agreement regarding the quality of products to be supplied.

3     CELESTICA OBLIGATIONS

3.1 Celestica agrees that it will hold and retain the Components (as defined in clause 4.4), solely on behalf of and for the purchase of Madge, until such time all of the parties' obligations as set out in this Agreement are met, subject always to Madge complying with its obligations under this Agreement. For the avoidance of doubt, nothing contained in this clause 3 shall prohibit Celestica from mitigating it's losses by the sale of Components (or otherwise) in the event of any breach by Madge of its obligations herein.

3.2 Celestica agrees that it will give Madge the right of first refusal to purchase components from them that Celestica holds that do not form part of the Components, as defined below in clause 4.4.

3.3 Celestica shall use its reasonable endeavours to provide all reasonable assistance to Madge in order to facilitate a smooth transition of all products currently being, and that have in the past been, manufactured by Celestica to the third party supplier(s) nominated by Madge. In addition to this overriding obligation, Celestica agrees to undertake the following specific actions:

      3.3.1 To build product for Madge in accordance with volumes set out in the Exit Plan attached at Schedule A and to have these products ready for Madge to take delivery of in accordance with Madge's requests to call off these products as per clause 3.3.3.

      3.3.2 To make Components available to Madge in the minimum amounts and in the volumes during the months as set out in the Payment Plan.

      3.3.3 Both parties agree that the precise form and constitution of Madge's monthly requirements of the products and Components which make up part of the minimum payments Madge will make under the Payment Plan, cannot be determined with any sufficient particularity in advance of the month to which the relevant payment detailed in the Payment Plan relates. However, Madge shall use its best endeavours to notify Celestica as far in advance as possible, being at least 30 days, as to its needs and as to the exact constitution required by Madge.

      3.3.4 Each consignment of products and Components as per the minimum amounts set out in the Payment Plan must be ready for collection by Madge during the applicable month and Madge will pay for all such products and Components delivered each month on or before the final Friday of the following month. Accordingly, the Components are bought ex-works (Incoterms 2000).


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      3.3.5 If Madge call off the products and/or Components as per 3.3.3 above,
            Celestica will deliver the products and/or Components during the month set out in the Payment Plan and if they do not have the products/Components available, the value of the items that Madge do not take will be deducted from the minimum amounts Madge has committed to purchase under the Payment Plan in that month.

      3.3.6 Such late delivered products/Components and any products/Components that Madge agree to take above the minimum payments set out in the Payment Plan, will be paid for by Madge 30 days after they are ready for delivery to Madge.

      3.3.7 Celestica shall provide any Tooling (as defined below) required by Madge or the third party supplier(s), in order to facilitate transferring the production of these products to a third party. The Tooling will be provided free of charge as per clause 3.3.9 below

      3.3.8 To provide, free of charge, all support deemed reasonably necessary (in terms of personnel based in Ireland) to Madge in order to transfer the products and the Components pursuant to clause 3.3.4. This support will be provided free of charge and will be provided for a period starting with the date of this agreement and ending on April 01, 2002 or such other date as is 2 months after Celestica has completed the build of Madge products, whichever is the later date. Any support required beyond the agreed time period will be subject to a separate commercial agreement to be concluded between the parties.

      3.3.9 Celestica will transfer, the customer specific tooling and other equipment identified on the attached Schedule C free of charge, (the "Tooling"). The timing of this transfer will be that after each product to be delivered as per the Exit Plan has been completed to Madge's satisfaction and the relevant Tooling is no longer needed by Celestica for the build of these Madge products, the Tooling will be transferred as per Madge's request. The basic rule is that Celestica will leave all equipment in-situ unless it is on their own site, in which case they will discuss these items with Madge. Madge will cover the cost of any Tooling being transported and reinstalled at the new supplier(s) or other designated site. Although the risk of the tooling passes to Madge, legal title to the Tooling will not pass to Madge until the last minimum payment from Madge under the Payment Plan has been made under this Agreement.

      3.3.10 Where any Tooling is not held on Celestica's site, Celestica agree that they will notify the holders of the Tooling within 10 days of title transferring to Madge as per 3.3.9 above, that legal title to this Tooling has been transferred to Madge and that from that date Madge will be responsible for that Tooling. Celestica will fax/email a copy of all such correspondence to Madge.

      3.3.11 Within 10 days of each transfer of title happening as per 3.3.9 above Celestica will notify any manufacturers or supporters of the Tooling where there is a contract for support or warranty still in force that Madge now has title to the specific Tooling and that the benefit of such contract has now been novated to Madge. Celestica will fax/email a copy of all such correspondence to Madge. Prior to title being transferred Celestica will assist with any support or warranty issues with any third party contractors' who have contracts with Celestica to support or maintain the Tooling.


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      3.3.12 Celestica will not place any further purchase orders for components to produce Madge products, other than any it needs to produce the products as per the Exit Plan, unless specifically requested by Madge in writing and agreed by Celestica in Celestica's absolute discretion.

3.4 Once Madge have paid the final amount of the Existing AP/AR balance (fixed) and the payment due at the end of December 2001, as shown on the Payment Plan, Celestica will pay to Madge sums due under invoices raised by Madge for components supplied by Madge to Celestica. Such sum will be paid by Celestica on the last Friday in December, 2001.

4     MADGE OBLIGATIONS

4.1 Madge shall use its reasonable endeavours to ensure that all products currently manufactured by Celestica for Madge are transferred to a third party supplier as soon as possible with the minimum of disruption to Celestica, in line with the Payment and Exit Plans attached at Schedule A and B.

4.2 Madge shall only be entitled to withhold payments under this Agreement to the extent and in the amount that such with holdings would relate to the following:-

      4.2.1 Celestica failing to deliver the volumes of products as per the Exit Plan as per clause 3.3.1 above and/or

      4.2.2 The Components not being as defined below in clause 4.4 and/or

      4.2.3 The Components not being available for collection as per the time periods set out in the Payment Plan, in which case such the payment for such Components are not due until 30 days after the date that they are ready for delivery to Madge and/or

      4.2.4 It is found that there are any unplanned shortages in relation to any Components due to be delivered to Madge under the terms of the Payment Plan and that the said shortages relate to Components which are critical to the constitution of the product and upon which that product is dependant then Madge shall have the right to refuse to accept the consignment of Components to the extent that they form part of the incomplete kits. In this situation Celestica shall provide Madge with all relevant and necessary information to allow Madge to identify such shortages and place orders with suppliers so as to remedy any such shortage of Components as soon as possible. In this event, Madge will place such orders as soon as possible and shall take delivery of all delayed Components from Celestica immediately after receipt of the so ordered Components from third parties. Madge shall pay for all delayed Components within 30 days of taking delivery of them and/or

      4.2.5 For the avoidance of doubt, nothing within this Agreement shall in any way permit Madge to with hold payment for any amounts relating to AP/AR Balance (Fixed) as set out in Schedule B.

4.3 Celestica will carry out a full physical inventory count of the components it holds relating to Madge products during the weekend commencing 3rd November, 2001. Celestica will then, using the criteria listed below in
      4.4 calculate the components that Celestica considers are Components as defined below in clause 4.4. As part of this list Celestica will split out any Components that were ordered as per Madge's May 2001 SDR forecast and any that were not. Both lists will then be supplied to Madge and the parties will work together to agree such lists based upon the criteria set out in clause 4.4 below, within 14 days of Madge receiving them.


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      After the total list is agreed Madge will then have 14 days to carry out a physical audit of the Components.

4.4 Madge will purchase the components that Celestica hold to produce Madge products at the Q3 2001 agreed standard cost, provided that they form part of the list agreed as per 4.3. i.e. that they are components that meet each of the following criteria:-

      1 Were purchased by Celestica in accordance with Madge's SDR forecasts;

      2     Are in good condition, not damaged or defective in any way;

      3 That were purchased in accordance with good purchasing practice and in appropriate minimum lot sizes;

      4 Are not components that have been identified as Celestica's responsibility under previous discussions between Celestica and Madge;

      5 Are not components for products that Madge has informed Celestica it will be discontinuing or changing, where Celestica was already been given an opportunity to sell such components to Madge; and

      6     Madge agree fall within these requirements.

      Such components are defined as "Components" and are used as such throughout this Agreement

4.5 Madge will work with the third party suppliers to try and take over the open Purchase Orders as agreed with Celestica and as attached as Schedule
      D. Madge will only take these over if the third party supplier agrees to this. In the event that the third party supplier does not agree, Madge will indemnify and hold Celestica harmless from each of its' obligations to that third party supplier by purchasing such components (providing that they are Components within the definition of such term under clause 4.4 above) from Celestica 30 days after they are ready for Madge to take delivery of them.

5.    MUTUAL OBLIGATIONS

5.1 The parties agree that once the Exit Plan volumes have been completed and a product has been transferred to the third party supplier(s) Celestica shall be under no obligation to recommence the manufacture of any such products.

5.2 Madge will arrange collection of such Components as they are required from Celestica's site and will be responsible for all shipment, insurance and other charges to get these Components to Madge's new supplier(s). The Components will be packaged at Celestica's expense, except where Madge requires any special packaging, other than as per manufacturers' specification and Madge will pay for the same.

5.3 If any Components are found to be defective upon delivery to Madge (other than due to damage in transit) Madge will not pay for such Components and will return them to Celestica if they so request so that Celestica may take this up with the supplier of these Components. For the avoidance of doubt, the cost of shipment of any defective Components to Celestica will be paid for by Celestica.

5.4 The parties will use all reasonable endeavours to ensure that WIP meets quality and product revision standards through the process to covert it to finished goods. Celestica will provide a report showing such WIP that is left and the parties will discuss whether Madge is prepared to


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      purchase/compensate Celestica for a proportion of this WIP. Madge is under no obligation to agree to provide Celestica any compensation for this at all, except in the situation where any issue preventing any WIP being converted into finished goods are a result of design issues.

5.5 Subject to clause 5.6 below, before December 31, 2001 the parties will settle all outstanding claims that are listed in Schedule E in one lump settlement. The parties agree that this list shows all outstanding claims that they are aware of as of the Effective Date and does not exclude either party being able to bring claims against the other for issues that arise in the future.

6.    CONFIDENTIALITY

      Neither party shall make any announcement, internally or externally relating to this agreement or its subject matter other than to an employee who has a need to know, without the prior written approval of the other party except as required by law or by any legal or regulatory authority.

7.    DURATION AND TERMINATION

7.1 This Agreement shall come into force on the Effective Date and subject as provided below shall continue until all of the obligations set out herein are completed, which the parties anticipate will be March 31, 2002, except for the obligations in clause 2.3, 3.3.8 and 5.5.

7.2 Either party shall be entitled forthwith to terminate this Agreement by written notice to the other if:-

      7.2.1 an encumbrancer takes possession or a receiver is appointed over any of the property or assets of that other party;

      7.2.2 that other party makes any voluntary arrangement with his creditors or becomes subject to an administration order;

      7.2.3 that other party goes into liquidation (except for the purposes of amalgamation or reconstruction and in such a manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on that other party under this Agreement);

      7.2.4 anything analogous to any of the foregoing under the law of any jurisdiction occurs in relation to that other party.

8.    FORCE MAJEURE

      Neither Party will be liable to the other for any non-performance or breach of any of its obligations under this Agreement caused by matters beyond its reasonable control. Such matters include, without limitation, Act of God, insurrection or civil disorder, war or military operations, national or local emergency, acts of Government, industrial disputes of any kind (whether or not involving the employees of either party), failure or shortage of power supply, failure of any telecommunications network, system or link, fire, lightning, explosion, flood, subsidence, inclement weather.

9.    ASSIGNMENT

      Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.


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10.   LEGISLATION

      Each party must comply with all relevant statutes, rules, regulations and bylaws that apply to their respective rights and obligations under this Agreement, including (without limitation) all such statutes, rules, regulations and bylaws relating to data protection and privacy, including (if applicable) the Data Protection Act 1998.

11.   THIRD PARTY RIGHTS

      A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any provision of this Agreement except that wholly owned subsidiaries of Madge are entitled to enforce any provisions of this Agreement that relate to them.

12.   WAIVER

      No delay, neglect or forbearance on the part of either party in enforcing against the other party any provision of this Agreement will either be or be deemed to be a waiver of that or any other provision or will in any way prejudice any right of that party under this Agreement.

13.   ENTIRE AGREEMENT

      This Agreement sets out the entire agreement between Madge and Celestica and supersedes any other agreements between the parties relating to the subject matter of this Agreement and this Agreement may not be varied unless agreed in writing by the properly authorised representatives of both parties.

14.   SEVERABILITY

      In the event that any of the terms and conditions of this Agreement are or are determined to be invalid, unlawful or unenforceable, such term or condition will be deemed never to have been included in the Agreement and will be severed from the remaining terms or conditions which will continue to be valid to the fullest extent permitted by law.

15.   NOTICE

15.1 All notices must be given in writing and delivered by hand, first class prepaid post, facsimile marked for the attention of and to the address of the relevant party specified in this Agreement.

15.2 In the absence of proof of earlier receipt, any notice or communication will be deemed to have been given; (i) if delivered personally, when left at the address of the recipient; (ii) if sent by first class pre-paid letter, two days after posting; (iii) if sent by fax, on completion of successful transmission as evidenced by the date printed on the facsimile advice note produced by the sender's machine (provided there is no manifest error in such date).

15.3 Either party may change its address by providing the other party with thirty (30) days prior written notice of any such change.


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16.   GOVERNING LAW AND JURISDICTION

      This Agreement shall be governed by and construed in all respects in accordance with the laws of England and each party submits to the exclusive jurisdiction of the English courts in relation to any matter or dispute arising out of or connected with this Agreement.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written




Signed by               )
For and on behalf of    )
Madge Networks NV       )  /s/ Martin Malina



Signed by               )
For and on behalf of    )
Celestica Ireland Ltd   ) /s/ Serge Lamothe


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                                   SCHEDULE A
                                    EXIT PLAN

                                   SCHEDULE B
                                THE PAYMENT PLAN


                                   SCHEDULE C
                                     TOOLING


                                   SCHEDULE D
        OPEN PURCHASE ORDERS THAT MADGE WILL TAKE OVER AS PER CLAUSE 4.5.


                                   SCHEDULE E
                           CURRENT OUTSTANDING CLAIMS.


Schedules are available upon request.


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